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FEB 27 2012
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA (City) NEBRASKA (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS TECKMEYER (402) 331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD, STE 200 (Address) OMAHA (City) NEBRASKA (State) 68120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS N. TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 24, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, LLC

FINANCIAL STATEMENT

Year Ended
December 31, 2011

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Teckmeyer Financial Services, LLC

Table of Contents

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members' of Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Teckmeyer Financial Services, L.L.C., a Nebraska Limited Liability Company, as of December 31, 2011, and the related statements of income and changes in members' equity, statement of changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules on pages 11-13 is presented for the purposes of additional analysis and is not a part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Goracke & Associates, P.C.

La Vista, Nebraska
February 9, 2012

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	107,093
Deposit with clearing organization		25,000
Receivables		
Commissions		67,986
Interest		2
Prepaid expenses		26,282
Total current assets		226,363
FURNITURE AND EQUIPMENT		
Furniture and fixtures		46,881
Office equipment		11,406
Computer equipment		30,892
		89,179
Less accumulated depreciation		(70,481)
Net furniture and equipment		18,698
TOTAL ASSETS	$	245,061
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,401
Accrued salaries and commissions		53,451
Payroll taxes		3,837
Accrued retirement contribution		5,000
Total current liabilities		72,689
MEMBERS' EQUITY		
Members' equity		172,372
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	245,061

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2011

COMMISSION AND FEES	$	1,511,271
EXPENSES		
Commissions		851,632
Salaries		232,971
Rent		54,392
Insurance		46,711
Correspondent fees		40,883
Taxes - other		40,567
Professional fees		18,175
Regulatory fees		15,807
Advertising		14,812
Computer		14,116
Donations		12,250
Retirement expense		10,555
Telephone		9,903
Repairs and maintenance		9,352
Depreciation		4,332
Postage and printing		3,743
Dues and subscriptions		3,106
Auto expense		2,488
Miscellaneous		2,376
Supplies		2,116
Entertainment and travel		1,978
Contract labor		1,284
Total expenses		1,393,549
INCOME FROM OPERATIONS		117,722
OTHER INCOME		
Other income		4,754
Interest income		132
Total other income		4,886
NET INCOME		122,608
MEMBERS' EQUITY, beginning		171,264
Withdrawals		(121,500)
MEMBERS' EQUITY, ending	$	172,372

See accopmanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

Year Ended December 31, 2011

SUBORDINATED LIABILITIES, January 1	$ -
Increases	
None	-
Decreases	
None	-
SUBORDINATED LIABILITIES, December 31	$ -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$	1,495,908
Other income received		4,754
Interest received		134
Cash provided by operating activities		1,500,796
Cash paid for salaries and commissions		1,096,246
Cash paid for operating expenses		303,929
Cash disbursed for operating activities		1,400,175
Net cash provided by operating activities		100,621
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment		(4,576)
Net cash used in investing activities		(4,576)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' withdrawals		(121,500)
Net cash used in financing activities		(121,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(25,455)
CASH AND CASH EQUIVALENTS, Beginning of the Year		132,548
CASH AND CASH EQUIVALENTS, End of the Year	$	107,093

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

Year Ended December 31, 2011

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	122,608
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		4,332
(Increase) decrease in:		
Commissions receivable		(15,363)
Interest receivable		2
Prepaid expenses		(3,337)
Increase (decrease) in:		
Accounts payable		2,885
Accrued vacation and commissions		(11,643)
Payroll taxes		1,137
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	100,621

See accompanying notes to financial statements.

NOTE A NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is a Nebraska Limited Liability Company that operates as a registered broker-dealer and whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority. FINRA is the largest independent regulator for all securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns revenue from third-party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

NOTE A NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members', under the Internal Revenue Code to be treated as an S corporation effective January 1, 2007 for income tax purposes. In lieu of corporate income taxes, the members' are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members' will not be subject to additional tax, penalties, and interest as a result of such challenge. The federal income tax returns of the Company for 2010, 2009, and 2008 are subject to examination by the IRS taxing authorities, generally for 3 years after they are filed. The Company is not required to file a state of Nebraska return, as all members' are Nebraska residents and all of the Company's income is derived from Nebraska sources.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $14,812 for the year ended 2011.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2011 was deemed immaterial and not accrued.

NOTE A NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company evaluates events or transactions that occur subsequent to year-end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 9, 2012.

NOTE B LEASES

The Company leases office space under an operating lease with terms expiring February 28, 2014.

The Company leases its postage meter under an operating lease agreement. The lease provides for 42 quarterly lease payments of $161 with final payment due in October 2012. Total lease expense for the copier for the year ended December 31, 2011 was $644.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2011:

Minimum Future Lease Payments		
	Office Lease	Postage Meter
2012	$ 53,595	$ 483
2013	$ 53,595	
2014	$ 53,595	

NOTE C RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $10,555 for 2011, which includes $5,000 for profit sharing accrual as of December 31, 2011.

NOTE D NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934. This rule requires the Company to maintain net capital equivalent to $50,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2011, the Company had net capital of $96,703, which was $46,703 in excess of its required net capital. The Company's net ratio of aggregate indebtedness to net capital was .76 to 1 at December 31, 2011.

NOTE E BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc. The commission payable to Midwest Capital, Inc. at December 31, 2011 was $30,720. The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one-year periods.

NOTE F CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2011

COMPUTATION OF NET CAPITAL

Total members' equity			$	172,372
Deduct nonallowable assets:				
Other receivables	$	24,844		
Prepaid expenses		26,282		
Furniture and equipment, net		18,698		
Insurance		4,000		73,824
Net capital before haircuts on securities positions				98,548
Haircuts on securities				1,844
Net capital			$	96,704

COMPUTATION OF BASIC CAPITAL REQUIREMENT

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital in excess of net capital requirment	$	46,704

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$	72,689
Ratio of aggregate indebtedness to net capital		75.17%

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2011.

TECKMEYER FINANCIAL SERVICES, LLC

COMPUTATION FOR DETERMINING OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2011

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

December 31, 2011

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTENRAL CONTROL

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTENRAL CONTROL

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Teckmeyer Financial Services, LLC. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 9, 2012

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Teckmeyer Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Teckmeyer Financial Services, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Teckmeyer Financial Services, LLC's management is responsible for the Teckmeyer Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, less revenues reported on the FOCUS reports for the period from January 1, 2011 to December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048501 FINRA DEC
TECKMEYER FINANCIAL SERVICES LLC 20*20
ATTN: JOSEPH HEARN
11104 JOHN GALT BLVD
OMAHA NE 68137-2307

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $103
   B. Less payment made with SIPC-6 filed (exclude interest) (51)
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 52
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $52
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $52
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Teckmeyer Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Thomas N. Teckmeyer
(Authorized Signature)

President
(Title)

Dated the 16th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2011
and ending Dec. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,516,157
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,470,115
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	$4,886
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,475,001
2d. SIPC Net Operating Revenues	$ 41,156
2e. General Assessment @ .0025	$ 103
	(to page 1, line 2.A.)